Exhibit 99.1

ABN 82 010 975 612

MEETING DOCUMENTATION

NOTICE OF GENERAL MEETING

PURSUANT TO SECTION 249D OF THE CORPORATIONS ACT 2001

3:00pm Friday, 17 July 2009

Fairways Room

Indooroopilly Golf Club

Meiers Road

Indooroopilly QLD 4068

The business of the general meeting affects your shareholding and your vote is important.

LETTER TO SHAREHOLDERS

Dear Shareholder,

As you may be aware, three Progen shareholders have requisitioned a general meeting to seek the removal of the current Directors and the appointment of three new Directors.

We strongly urge you to vote AGAINST all of the resolutions at this meeting. Our reasoning includes:

•                  No new information appears in the statement from the requisitioning shareholders to justify the removal of the current Board

•                  No information has been provided about the experience of the three candidate directors

•                  No detail has been provided about the intentions of the candidate directors.

Despite two previous attempts from minority Shareholder groups to change the composition of the board, Progen has continued to progress the development of its anti-cancer compounds. Last month, under the direction of the Board, Progen achieved a significant milestone which has the potential to unlock the value of our lead product, PI-88, through access to global markets.

The current Board of Directors brings extensive industry-specific leadership, knowledge and experience and is committed to delivering value to shareholders. The Board are focused on the future, on further advancing the product pipeline and maximising opportunities for shareholders.

Your vote at this meeting is important because the outcome could affect the value of your shareholding and the long-term future and sustainability of the Company.

Background

The group of Shareholders who have requisitioned this meeting have provided a statement outlining their reason for doing so. A copy of this statement is included with this Notice of Meeting.

The material referred to in the statement will be familiar to Shareholders as much of it has been the subject of two previous requisitions by various Shareholder groups to remove and appoint Directors in January and March 2009. Shareholders will recall that directors other than Mr Chang and Mr Homburg were voted off the Board on March 27 2009. After that meeting, Dr Wolf Hanisch was appointed as a Director.

No new information in Members’ statement

The statement from the requisitioning shareholders includes no new information and simply repeats previously stated disappointment with certain actions taken by the then Board. Whether shareholders agreed with those decisions or otherwise, the then Board took those decisions in good faith in what it believed to be the best interests of Progen. Your Company has previously provided extensive information about past decisions and the Board does not intend to repeat everything which has previously been said.

The current Board remains committed to the future and strategies which are for the benefit of Progen and its Shareholders as a whole. The Shareholder statement sets out three matters on which the proposed Director candidates would concentrate their efforts. These general statements reflect the current Board’s goals, so there is no real point of difference in these statements and they are fairly obvious goals for Progen.

Candidate experience unknown

Another issue of concern is that the group of Shareholders have not provided any information concerning the three candidate directors; Mr Thomas James Burt, Mr Heng Hsin Tang and Mr Joe Yeh-Chiao Lin. Shareholders have no information to assess the strength and capability of the potential directors in being able to achieve Progen’s goals or in critical areas such as corporate governance, the biotechnology sector, financial aptitude and maximisation of shareholder value.

Candidate intentions unclear

It is concerning is that the candidates’ intentions are not fully explained. There needs to be a clear statement by the candidates about their intentions. The Board believes that this and previous requisitions are designed to drive the agendas of third parties which are not in the interests of Progen and its shareholders as a whole. Shareholders deserve a full explanation of what, if any, agendas lie behind this or any other requisition.

Strength and experience of current board of directors

Progen’s current Board of Directors brings extensive industry specific knowledge and experience in science, business and company directorships. A brief summary of the Board’s experience appears in Appendix A at the end of this document.

Board recruitment plan

Following the removal of four Directors at the March 27 2009 general meeting, the Company has identified several talented candidates for appointment as independent directors. The objectives of such appointments are to improve corporate governance, comply with NASDAQ regulations requiring a majority of independent directors and to complement the skills held by the current Board members. The Company expects to appoint the appropriate candidates before the end of June 2009.

Product pipeline

The Company announced on May 18, 2009, that it had entered into a binding term sheet for an exclusive license agreement which provides for the global licensing of its lead anti-cancer product, PI-88. This agreement has the potential to unlock the value of PI-88 through the access to cost effective global markets. The Board will continue to drive this partnering initiative to a full licence agreement which includes the agreed commercial terms in the terms sheet.

The Company’s presence at the BIO 2009 conference in Atlanta has uncovered a high degree of interest in the 500 Series compounds. The management team is currently pursuing these leads.

General Meeting

The General Meeting will commence at 3:00pm but you will be able to register your attendance from 2.30pm. If you are unable to attend, I would encourage you to participate by completing and returning the enclosed proxy form in the reply-paid envelope.

We strongly urge you to vote AGAINST all of the resolutions in the Notice of Meeting.

We look forward to seeing you at this General Meeting.

Yours sincerely

Stephen Chang, Chairman

On behalf of the Progen Board

3 June, 2009

NOTICE OF GENERAL MEETING

Notice is given that a General Meeting of Progen Pharmaceuticals Limited will be held at the Fairways Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 on Friday, 17 July 2009 at 3:00pm.

BUSINESS

RESOLUTION 1 - REMOVAL OF MR STEPHEN JUN CHI CHANG AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That, in accordance with the company’s constitution, Mr Stephen Jun Chi Chang be removed as a director of the Company, with immediate effect.”

RESOLUTION 2 — REMOVAL OF MR JUSTUS HOMBURG AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That, in accordance with the company’s constitution, Mr Justus Homburg be removed as a director of the Company, with immediate effect.”

RESOLUTION 3 — REMOVAL OF DR WOLF HANISCH AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That, in accordance with the company’s constitution, Dr Wolf Hanisch be removed as a director of the Company, with immediate effect.”

RESOLUTION 4 — APPOINTMENT OF MR THOMAS JAMES BURT AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Thomas James Burt, having consented to act, be appointed a director of the Company, with immediate effect.”

RESOLUTION 5 — APPOINTMENT OF MR HENG HSIN TANG AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Heng Hsin Tang, having consented to act, be appointed a director of the Company, with immediate effect.”

RESOLUTION 6 — APPOINTMENT OF MR JOE YEH-CHIAO LIN AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Joe Yeh-Chiao Lin, having consented to act, be appointed a director of the Company, with immediate effect.”

BY ORDER OF THE BOARD

Paul Dixon

Company Secretary

Voting Instructions

Voting at the meeting

1.              If you are able to attend the meeting, on a show of hands each Shareholder present may cast one vote. ‘Shareholder present’ includes a person present as a proxy, attorney or body corporate representative. However, if a Shareholder holds two or more appointments and these appointments direct the proxy to vote in different ways, then the proxy cannot vote on a show of hands.

2.              On a poll, Shareholders have one vote for every fully paid Share held.

3.              Progen has determined that for the purposes of voting at the meeting or adjourned meeting, Shares will be taken to be held by those persons recorded in the Progen register of Shareholders as at 7pm Brisbane time on Wednesday, 15 July 2009.

Appointment of proxy (Section 249L(d))

4.              If you are a Shareholder and you are unable to attend and vote at the meeting and wish to appoint a proxy, please complete and return the enclosed proxy form. A proxy need not be a Shareholder of Progen.

5.              The attached proxy form must be completed and lodged in accordance with the instructions on the back of the form.

EXPLANATORY MEMORANDUM

The following notes have been prepared to assist Shareholders with their consideration of the resolutions set out in the Notice of General Meeting of Progen Pharmaceuticals Limited ABN 82 010 975 612 (the “Company”) to be held at the Fairways Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly QLD, 4068 on Friday, 17 July 2009 at 3:00pm.

Reasons for this Meeting

As announced to the ASX on 22 May 2009, the Company was served with a notice of requisition of meeting pursuant to section 249D of the Corporations Act (“249D Notice”).

A general meeting is required to be called upon the request of members with at least 5% of the votes that may be cast at a general meeting of the Company.

The members that requisitioned this meeting are seeking to make changes to the Board of the Company through the proposed removal of existing Board members and the appointment of three new Board members.

RESOLUTIONS 1 TO 3 — REMOVAL OF DIRECTORS

The section 249D Notice requisitioned a general meeting to propose resolutions to remove the following current Directors:

•      Mr Stephen Jun Chi Chang;

•      Mr Justus Homburg; and

•      Dr Wolf Hanisch

In accordance with the requirements of the Company’s Constitution and the Corporations Act, the Company has convened the General Meeting to allow Shareholders to vote on the removal of each of the above three named Directors.

Shareholders should note that Mr Justus Homburg is employed as CEO/Managing Director of the Company. Removal of Mr Homburg as Director may affect his employment depending on the response of the Board (including any new members of the Board) to the outcome of the resolution to remove him as a Director. Although the removal of Mr Homburg as Director is not an event of termination under his employment contract per se, Shareholders should be aware that if Mr Homburg’s employment contract is terminated by the Company, Mr Homburg may be entitled to a termination payment of $147,000.

RESOLUTIONS 3 TO 6 — APPOINTMENT OF DIRECTORS

The section 249D Notice requisitioned a general meeting to propose resolutions to appoint the following as directors:

•      Mr Thomas James Burt;

•      Mr Heng Hsin Tang; and

•      Mr Joe Yeh-Chiao Lin

In accordance with the requirements of the Company’s Constitution and the Corporations Act, the Company has convened the General Meeting to allow Shareholders to vote on the appointment of each of the above three named directors.

The Company has been provided with the following statement by the requisitioning shareholders and pursuant to section 249P of the Corporations Act the Company is required to give this statement to all its members.

MEMBERS’ STATEMENT TO THE SHAREHOLDERS
OF PROGEN PHARMACEUTICALS LIMITED

As shareholders of Progen Pharmaceuticals Limited ACN 010 975 612 (Company) with approximately 8% of the votes that may be cast at a general meeting, we, Su-Hua Chuang, Fu-Ying Wang and Fu Mei Wang, on 19 May 2009 requested a general meeting of the Company to consider and if thought fit pass resolutions to remove ALL of the existing directors of the Company, namely Mr Stephen Jun Chi Chang, Mr Justus Homburg, and Dr. Wolf Hanisch, and to appoint replacement directors. We worry about the future direction of Company under the interim Chairman of the board, Mr Stephen Chang (1) and CEO Mr Justus Homburg, and we no longer have any confidence in the current board, having regard to their past performance.

(1) http://www.asx.com.au/asxpdf/20090403/pdf/31gxr8b7y8cg6p.pdf

On 18th May 2009, Progen announced (2) that the Company “ has entered into a binding terms sheet for an exclusive license agreement which provides for the global licensing of its lead anti-cancer product, PI-88..... Finalisation of the partnering arrangement is subject to the completion of negotiations of the licensing agreement, incorporating the key terms set out in the terms sheet”. Progen CEO Justus Homburg said “Our partner is based in North America with strong ties into Asia,...” However, the proposed North American partner has not been identified, and no disclosure was made of details of the terms sheet, even though it was referred to as being “binding” (we wonder how that sits with the statement that negotiations over the licensing terms have not yet concluded). Shareholders may remember the last agreement which the Board signed recently concerned the proposed merger with Avexa. This agreement was overwhelmingly rejected by shareholders at the EGM held on 9 March 2009 with 83% of votes cast being against the merger. As a consequence, under the terms of the merger (negotiated by the current board of the Company), Progen became liable to pay Avexa a break fee of $500,000 (3).

(2) http://www.progen.com.au/Docs/prs/Progen%20Negotiates%20for%20Global%20License.pdf

(3) http://www.progen.com.au/Docs/prs/Progen%20withdraws%20from%20Avexa%20Merger.pdf

We do not believe the Company, under the stewardship of the current Board will be able to realise the maximum value of the PI-88 Project, the most valuable asset of our Company, through a licensing arrangement, including the proposed agreement with the North American company. Other than Dr Hanisch, the other 2 directors being interim Chairman Chang and CEO Homburg are the same directors who terminated the Company’s PI-88 phase 3 trial on 23 July last year (4), just over 4 months after the Board announced the commencement of such trial on 11 March last year (5). That decision appeared to us to be imprudent, costing the Company more than $13.8m (4). Moreover, it was a huge shock to us, bearing in mind that Mr Homburg had announced, at the Progen Corporate Presentation on 27 May 2008 (6) (less than 2 months before the Board terminated the trial), that “ Recruitment on track for on-time completion; we will provide updates should this materially change (Slide #13)” and “Last Patient recruited on Q2/Q3 2009, Last Patient Last visit and data available on Q2 2011 (Slide #14)” and “PI-88 Phase III trial results in 2011 and PI-88 Market launch in 2011/2012 (Slide #26)”.

(4) http://www.progen.com.au/Docs/prs/Terminate%20PATHWAY%20&%20PI-166%20-%20FINAL.pdf

(5) http://www.progen.com.au/Docs/prs/FPI%20PATHWAY%20-%20Press%20Release.pdf

(6) http://www.progen.com.au/Docs/prs/Progen%20corporate%20presentation%20-%2027%20May%202008%20Print%20Version.pdf

Furthermore, we strongly disagree with the limited reasons given by the Board of Progen when they decided to terminate the PI-88 phase 3 study on 23 July 2008 (4). We request the Board, in particular, Mr Chang and Mr Homburg, to provide more information to all shareholders as to why they decided to terminate the trial. We believe Progen was far better positioned in the market with its PI-88 compared with its major competitor, Bayer/Onyx Nexavar®, for the same indication. Public information from the U.S. National Institutes of Health (NIH) revealed that Progen’s proposed Phase III Study of PI-88, termed PATHWAY, was first received on 4 December 2007, with: the Study Start Date was December 2007, the Estimated Study Completion Date was July 2011 and with Estimated Enrolment of 600 patients (7). On the other hand, information form the same website indicated Bayer and Onyx’s proposed Phase III study of Nexavar, termed STORM, was first received on 4 June 2008, with: the Study Start Date was August 2008, the Estimated Study Completion Date was April 2014 and with Estimated Enrolment of 1100 patients (8). Later news released by Bayer and Onyx indicated that they only began enrolment of patients on 21 August 2008 (9) which was nearly 1 month AFTER the Board of Progen terminated its own PI-88 Phase III trial and effectively cited Bayer and Onyx’s decision to enter the same indication market as one of the reasons of the termination.

(7) http://www.clinicaltrials.gov/ct2/show/NCT00568308?term=Progen&rank=6

(8) http://www.clinicaltrials.gov/ct2/show/NCT00692770?term=strom&rank=2

(9) http://www.onyx-pharm.com/wt/page/pr_1219274576

The candidates for election as directors of the Company to replace the existing board have advised us that were they to be elected as directors at the general meeting we have requested, they would, among other things, concentrate their efforts on:

(a)                                 releasing value locked up in PI-88;

(b)                                releasing value locked up in other Progen assets (including, inter alia, the 500 series, Callgate, IP portfolio, etc.); and

(c)                                 refocussing Progen (new business plan, image, etc.) but would like to retain key persons to the key projects.

We would like to express our concern about the long history of unwise decisions made by the Porgen Board, and the consequent reduction in value of shareholders’ investments in the Company (raised capital at A$5.74 per share on May 2007 ands returned capital at A$1.10 per share on April 2009).

We urge ALL shareholders of the Company allow yourself to decide the future of your Company and vote in favour of the resolutions that to remove the current directors and elect Messrs Burt, Tang and Lin as the new board, in an effort to rebuild value for ALL shareholders.

DEFINITIONS

The following capitalised terms, which are used in documents forming part of the Meeting Documentation, have the meanings set out below:

‘General Meeting’ means the meeting of all Shareholders being convened to consider and if thought fit, pass the resolutions set out in the Notice of General Meeting;

‘ASX’ means ASX Limited ABN 98 008 624 691;

‘Board’ means the Board of Directors of Progen;

‘Corporations Act’ means the Corporations Act 2001 (Commonwealth);

‘Constitution’ means the Constitution of the Company.

‘Director’ means a Director of Progen;

‘Meeting Documentation’ means:

•                 the letter from the Chairman to Shareholders;

•                 the Notice of General Meeting; and

•                 the proxy form for the General Meeting;

‘Notice of General Meeting’ means the notice convening a general meeting which is enclosed in the Meeting Documentation;

‘Progen’ or ‘Company’ means Progen Pharmaceuticals Limited ABN 82 010 975 612;

‘Share’ means a fully paid ordinary share issued in the capital of Progen;

‘Shareholder’ means a holder of Shares.

Appendix A

Biographies of current Directors

Dr Wolf Hanisch

Dr Hanish has nearly 30 years experience in managing small to medium size companies through the early stages of drug development. His main focus has been on the healthcare field, particularly biotechnology, since its inception in 1979 in California. His recent experience has included CEO, founder and director of CBIO, CEO of Bresagen and nonexecutive director of Analytica Ltd and Psiron Ltd. Prior to his Australian experience Dr Hanisch spent two decades working in various international scientific positions at IDEC Corporation (now Biogen IDEC), Cetus Corporation and Abbot Laboratories.

Mr Stephen Chang

Mr Chang is a founding director of Progen Pharmaceuticals Limited and has served as chairman in the period from 1990-1994, 1999-2008 and is currently serving as chairman. He also served as chairman of Taiwan-based Medigen Biotechnology Corporation during its inauguration. Mr Chang was general manager and director of Australia Pacific Electric Cables Pty Ltd and is currently director of Capac International Pty Ltd. Prior to 1987, he was Technical Manager and Senior Engineer with Taiwan Pacific Group, a large Taiwanese conglomerate specialising in the IT industry.

Mr Justus Homburg

Mr Homburg joined Progen in early 2006. Mr Homburg has had an international career working in the pharmaceutical and life sciences industries in the US, Australia, Europe and Asia. Mr Homburg was a senior manager at Monsanto Company (1990 – 2001) focusing on new technology and business commercialisation, licensing, mergers and acquisitions, joint ventures, capital raisings, and the development of international markets. Mr Homburg’s prior directorships include Managing Director of Chirogen (2002 - 2006) and director of rubber chemicals company Flexsys from 1999 - 2001.